UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

FindWhat.com, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

317794105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 317794105
13G
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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Robert D. Brahms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,930,326
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,930,326
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 317794105
13G
Page 3 of 4 Pages

Item 1(a)	Name of Issuer: FindWhat.com, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 5220 Summerlin Commons Blvd. Suite 500 Fort Myers, FL 33907

Item 2(a)	Name of Person Filing: Robert D. Brahms

Item 2(b)	Address of the Principal Offices: 121 West 27th St. Suite 903 New York, NY 10001

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 317794105

Item 3	N/A

Item 4	Ownership:

(a) Amount Beneficially Owned: 1,930,326 shares, including 110,000 shares which could be purchased upon the exercise of stock options exercisable within 60 days of December 31, 2004.

(b) Percent of Class: 6.3%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 1,930,326

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 1,930,326

(iv) shared power to dispose or to direct the disposition of: -0-

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CUSIP No. 317794105
13G
Page 4 of 4 Pages

Item 5	Ownership of Five Percent or Less of a Class: N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of a Group: N/A

Item 10	Certification: N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

	By:	/s/ Robert D. Brahms

Dated: February 14, 2005		Name:	Robert D. Brahms

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